December 3, 2024

Anthony R. Page
Chief Financial Officer
Captivision Inc.
298-42 Chung-buk Chungang-ro Chung-buk
Pyeong-taek, Gyounggi, Republic of Korea, 17800

       Re: Captivision Inc.
           Schedule 13D Filed by Anthony R. Page
           Filed August 6, 2024
           File No. 005-94238
Dear Anthony R. Page:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed August 6, 2024
General

1. We note that the event reported as requiring the filing of the Schedule 13D was May
       29, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D
       within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the
       May 29, 2024 event date, the Schedule 13D submitted on August 6, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 3, 2024
Page 2

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Mergers &
Acquisitions